Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2021

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2021 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2020. The date of this MD&A is July 29, 2021. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, free cash flow, netback, net operating costs, gross revenues and net debt included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and natural gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Within this MD&A the Company has updated the presentation of our financial figures to disclose dollar figures rounded to the nearest hundred thousand. This may result in immaterial differences in the comparative figures.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

Three months ended	June 30 2021	Mar. 31 2021	Dec. 31 2020	Sep. 30 2020	June 30 2020	Mar. 31 2020	Dec. 31 2019	Sep. 30 2019
Production revenues	$111.0	$92.2	$72.8	$75.4	$48.2	$79.0	$111.6	$90.1
Cash flow from operations	42.2	28.1	11.1	34.8	2.1	31.4	49.5	32.0
Basic per share	0.57	0.38	0.15	0.47	0.03	0.43	0.68	0.44
Diluted per share	0.55	0.37	0.15	0.47	0.03	0.43	0.68	0.44
Funds flow from operations (1)	42.3	36.3	26.4	30.4	24.7	36.3	54.2	28.4
Basic per share	0.57	0.49	0.36	0.41	0.34	0.50	0.74	0.39
Diluted per share	0.55	0.48	0.36	0.41	0.34	0.50	0.74	0.39
Net income (loss)	322.5	23.2	0.2	(3.2)	(21.1)	(747.6)	(543.2)	(28.9)
Basic per share	4.33	0.32	0.01	(0.04)	(0.29)	(10.24)	(7.44)	(0.40)
Diluted per share	$4.23	$0.31	$0.01	$(0.04)	$(0.29)	$(10.24)	$(7.44)	$(0.40)

Production
Light oil (bbls/d)	10,836	10,014	10,055	10,952	12,800	12,512	12,246	10,802
Heavy oil (bbls/d)	2,660	2,788	2,895	2,823	1,966	3,644	3,718	3,991
NGLs (bbls/d)	2,162	2,056	2,087	2,244	2,278	2,239	2,095	2,192
Natural gas (mmcf/d)	54	50	52	54	53	52	52	51
Total (boe/d)	24,651	23,225	23,644	25,031	25,872	27,092	26,639	25,505

(1)	Please refer to our prior quarterly filings for reconciliations of cash flow from operations to funds flow from operations.

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	1

Cash flow from Operations and Funds Flow from Operations

	Three months ended June 30		Six months ended June 30
(millions, except per share amounts)	2021	2020	2021	2020
Cash flow from operating activities	$42.2	$2.1	$70.3	$33.5
Change in non-cash working capital	(2.3)	15.2	8.0	10.1
Decommissioning expenditures	0.5	0.2	3.8	8.2
Onerous office lease settlements	2.4	6.2	4.7	5.0
Deferred financing costs	(1.7)	-	(2.7)	-
Financing fees paid	0.3	-	4.4	-
Realized foreign exchange loss – debt maturities	-	-	0.3	-
Restructuring charges (1)	0.1	-	(1.9)	0.3
Transaction costs	-	-	0.1	-
Other expenses (1)	0.8	1.0	(8.4)	3.9
Funds flow from operations	$42.3	$24.7	$78.6	$61.0

Per share – funds flow from operations
Basic per share	$0.57	$0.34	$1.06	$0.84
Diluted per share	$0.55	$0.34	$1.04	$0.84

(1)	Excludes the non-cash portion of restructuring and other.

In Q2 2021 and for the first six months of 2021, both cash flow from operations and funds flow from operations were higher than the comparable periods mainly due to higher revenues as a result of higher commodity prices. This was partially offset by lower production levels as commencing in March 2020, the Company restricted capital spending in response to the COVID-19 pandemic and resultant volatile commodity price market. The Company re-started development activities in late 2020 with the first wells brought on production in March 2021. Additionally, during the second quarter of 2021, the Company recorded $8.9 million of share-based compensation charges which reduced funds flow from operations and cash flow from operations, which was predominately due to the significant increase in the Company’s share price between March 31, 2021 to June 30, 2021.

Business Strategy

We believe our plan to primarily focus on our industry leading Cardium position offers a predictable, liquids weighted, production profile that is capable of generating sustainable value for all stakeholders. The Company recommenced drilling in our Willesden Green play in the Cardium in December 2020 where we have a significant inventory of high netback drilling opportunities. Favourable weather and ground conditions allowed us to start the second half development program early, and in light of higher commodity prices and strong production results, we have decided to modestly increase our 2021 development program (which includes three additional wells and additional optimization spending), and we now expect capital expenditures to total $133 - $138 million. See the Outlook section for our updated 2021 guidance. With a strong start to our 2021 development program, we expect to generate higher fourth quarter and exit 2021 production rates than that achieved in 2020, while still meaningfully reducing debt levels. With a continued constructive pricing environment, our program further positions us for additional production growth that generates even greater free cash flow in 2022.

During our second half 2021 development program we intend to utilize a two-rig continuous drilling program with plans to drill 25 wells (22.1 net), predominantly in our Willesden Green and Pembina Cardium assets, resulting in a total program of 34 wells (31.1 net) for full year 2021 plus 1 well (1.0 net) rig released in December 2020. Combined with the nine net wells drilled and on production, we expect to bring 28 wells (25.0 net) on production in 2021, with the remaining seven wells (7.0 net) expected on production early in Q1 2022. In addition, our successful optimization program continues with approximately $11 million allocated for 2021 to capture further highly attractive capital efficiencies. The

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	2

Company has significant capability to scale our development drilling in response to changes in commodity prices.

In Q2 2021, we continued our participation in the Alberta Site Restoration Program (“ASRP”) and Area-Based Closure (“ABC”) program, focusing on inactive fields in Northern Alberta. Our decommissioning activity in 2021 and 2022 will benefit from over $28 million (gross) of ASRP grants, of which $8.1 million (net) have been utilized since inception through Q2 2021.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Benchmark prices
WTI oil ($US/bbl)	$66.07	$57.84	$42.66	$40.93	$27.85	$46.17	$56.96	$56.45
Edm mixed sweet par price (CAD$/bbl)	77.30	66.61	50.29	49.83	29.55	51.62	67.99	68.40
Western Canada Select (CAD$/bbl)	67.01	57.45	43.46	42.41	22.42	34.11	54.29	58.39
NYMEX Henry Hub ($US/mmbtu)	2.83	3.56	2.53	2.00	1.72	1.95	2.50	2.32
AECO Index (CAD$/mcf)	3.09	3.15	2.77	2.24	1.99	2.22	2.48	0.92
Foreign exchange rate (CAD$/$US)	1.228	1.266	1.303	1.332	1.386	1.345	1.320	1.321

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(3.11)	(5.24)	(4.07)	(3.51)	(6.14)	(7.58)	(5.37)	(4.66)
WTI - WCS Heavy ($US/bbl)	(11.49)	(12.47)	(9.31)	(9.08)	(11.47)	(20.53)	(15.83)	(12.24)

Average sales price (1)
Light oil (CAD$/bbl)	76.97	67.34	50.76	50.84	29.20	50.59	70.57	68.14
Heavy oil (CAD$/bbl)	48.58	40.48	30.00	29.54	5.98	20.07	41.80	40.44
NGLs (CAD$/bbl)	39.31	38.20	24.61	22.11	11.65	22.52	31.42	15.75
Total liquids (CAD$/bbl)	66.95	58.27	43.14	43.06	24.18	41.13	60.10	54.87
Natural gas (CAD$/mcf)	$3.21	$3.21	$2.81	$2.40	$2.14	$2.20	$2.55	$1.05

(1)	Excludes the impact of realized hedging gains or losses.

Oil

WTI averaged US$66.07 per barrel during Q2 2021. Oil prices started the second quarter at approximately US$60.00 per barrel and increased throughout the quarter with June settling at US$71.35 per barrel. The increase was mainly due to demand recovery as COVID-19 vaccination rates increased and restrictions began to be lifted combined with the delay in Iran’s oil production returning to market.

Oil differentials also improved throughout Q2 2021 with MSW averaging US$3.11 per barrel and WCS averaging US$11.49 per barrel.

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	3

The Company currently has the following oil contracts in place on a weighted average basis:

Term	Notional volume	Pricing

July 2021	6,419 bbl/d	$88.07/bbl
August 2021	3,000 bbl/d	$90.33/bbl

Additionally, the Company currently has the following physical contracts in place:

Notional volume	Term	Pricing
Light Oil Differential (1) (2)
1,230 bbl/d	Jul – Sep 2021	$5.82/bbl
Light Oil Differential – USD (1)
1,539 bbl/d	Jul – Sep 2021	US$4.42/bbl
Heavy Oil Differential (3)
564 bbl/d	Jul – Sep 2021	$14.85/bbl
Heavy Oil Differential – USD (4)
550 bbl/d	Jul – Dec 2021	US$26.00/bbl

(1)	Differentials completed on a WTI - MSW basis.
(2)	USD transactions completed on a US$ WTI - US$ MSW basis and converted to Canadian dollars using a fixed foreign exchange ratio of CAD/USD $1.279 in the third quarter of 2021.
(3)	Differentials completed on a WTI - WCS basis.
(4)	Hedged on a USD basis and inclusive of WCS differential, quality and transportation charges.

Natural Gas

NYMEX Henry Hub gas prices started the quarter at US$2.52 per mmbtu, reducing to a low of US$2.43 per mmbtu in early April and then gradually increasing throughout the period reaching a high of US$3.62 per mmbtu in June due to extremely warm weather in the U.S. and Canada. For Q2 2021, the average price was US$2.83 per mmbtu.

In Alberta, AECO 5A prices followed a similar pattern, starting the quarter at $2.82 per mcf then decreasing to a low of $2.64 per mcf in early April. Natural gas prices then increased over the quarter, reaching a high of $4.60 per mcf in late June also due to warm weather. The AECO 5A price for the Q2 2021 averaged $3.09 per mcf.

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	4

The Company currently has the following natural gas hedges in place on a weighted average basis:

Term	Notional volume	Pricing

July 2021	21,326 mcf/d	$2.57/mcf
August – October 2021	23,695 mcf/d	$2.70/mcf
November 2021 – March 2022	4,739 mcf/d	$4.18/mcf

Average Sales Prices

	Three months ended June 30			Six months ended June 30

	2021	2020	% change	2021	2020	% change

Light oil (per bbl)	$76.97	$29.20	164	$72.37	$39.78	82
Heavy oil (per bbl)	48.58	5.98	712	44.46	15.13	194
NGL (per bbl)	39.31	11.65	237	38.77	17.04	128
Total liquids (per bbl)	66.95	24.18	177	62.75	32.98	90
Risk management gain (loss) (per bbl)	(0.66)	7.54	n/a	(2.19)	6.99	n/a
Total liquids price, net (per bbl)	66.29	31.72	109	60.56	39.97	52

Natural gas (per mcf)	3.21	2.14	50	3.21	2.17	48
Risk management gain (loss) (per mcf)	(0.04)	(0.11)	(64)	(0.02)	(0.03)	(33)
Natural gas net (per mcf)	3.17	2.03	56	3.19	2.14	49

Weighted average (per boe)	49.56	20.30	144	46.98	26.37	78
Risk management gain (loss) (per boe)	(0.52)	4.75	n/a	(1.44)	4.61	n/a
Weighted average net (per boe)	$49.04	$25.05	96	$45.54	$30.98	47

RESULTS OF OPERATIONS

Production

	Three months ended June 30			Six months ended June 30
Daily production	2021	2020	% change	2021	2020	% change
Light oil (bbls/d)	10,836	12,800	(15)	10,427	12,656	(18)
Heavy oil (bbls/d)	2,660	1,966	35	2,723	2,805	(3)
NGL (bbls/d)	2,162	2,278	(5)	2,108	2,258	(7)
Natural gas (mmcf/d)	54	53	2	52	53	(2)
Total production (boe/d)	24,651	25,872	(5)	23,942	26,482	(10)

During 2020, the Company postponed virtually all development activity from late March to early December, in response to the COVID-19 pandemic and the low commodity price environment, which led to lower production levels throughout the year and in the first half of 2021 due to base declines.

Our decision to defer development spending for the majority of 2020 reduced production levels across all areas in the second half of 2020 and in the first half of 2021. Heavy oil production volumes in Peace River were also impacted by our decision to temporarily shut-in certain heavy oil production and 250 boe per day continued to be offline in Q2 2021, but has since been restarted in July. The Company re-started development activity in late 2020 and has brought on production nine wells in the first half of 2021, which has partially mitigated base declines. Through further development activities, we expect to generate higher fourth quarter and exit 2021 production rates than achieved in 2020.

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	5

Average production within the Company’s key development areas and within the Company’s Legacy asset area was as follows:

	Three months ended June 30			Six months ended June 30
Daily production (boe/d) (1)	2021	2020	% change	2021	2020	% change
Cardium	20,390	22,456	(9)	19,726	22,098	(11)
Peace River	2,895	2,132	36	2,953	3,086	(4)
Alberta Viking	812	880	(8)	803	855	(6)
Legacy	554	404	37	460	443	4
Total	24,651	25,872	(5)	23,942	26,482	(10)

(1)	Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

	Three months ended June 30
	2021			2020
	Liquids (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price (1)	$66.95	$3.21	$49.56	$20.30
Risk management gain (loss) (2)	(0.66)	(0.04)	(0.52)	4.75
Royalties	(7.00)	(0.21)	(4.90)	(0.76)
Transportation	(2.45)	(0.18)	(1.95)	(1.18)
Net operating costs	(18.48)	(0.90)	(13.71)	(8.51)
Netback	$38.36	$1.88	$28.48	$14.60

	(bbls/d )	(mmcf/d )	(boe/d )	(boe/d )
Production	15,658	54	24,651	25,872

(1)	Includes the impact of commodities purchased and sold to/from third parties - $0.2 million (2020 – ($0.4) million).
(2)	Realized risk management gains and losses on commodity contracts.

	Six months ended June 30
	2021			2020
	Liquids (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price (1)	$62.75	$3.21	$46.98	$26.37
Risk management gain (loss) (2)	(2.19)	(0.02)	(1.44)	4.61
Royalties	(5.40)	(0.18)	(3.83)	(1.51)
Transportation	(2.29)	(0.19)	(1.87)	(1.95)
Net operating costs	(18.24)	(0.91)	(13.62)	(10.32)
Netback	$34.63	$1.91	$26.22	$17.20

	(bbls/d )	(mmcf/d )	(boe/d )	(boe/d )
Production	15,260	52	23,942	26,482

(1)	Includes the impact of commodities purchased and sold to/from third parties - $0.4 million (2020 – ($0.1) million).
(2)	Realized risk management gains and losses on commodity contracts.

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	6

In 2021, netbacks were higher than the comparable periods due to higher commodity prices as COVID-19 restrictions eased and vaccines are administered. This was partially offset by realized hedging losses and higher royalties due to stronger oil prices, as well as higher operating costs due to increased activity levels and higher power prices. Note that in Q2 2020, the Company delayed discretionary operating cost spending in response to the low commodity price environment at that time.

Production Revenues

A reconciliation from production revenues to gross revenues is as follows:

	Three months ended June 30		Six months ended June 30
(millions)	2021	2020	2021	2020
Production revenues	$111.0	$48.2	$203.2	$127.2
Realized risk management gain (loss) (1)	(1.2)	11.2	(6.3)	22.2
Sales of commodities purchased	1.9	0.3	3.9	2.0
Less: Commodities purchased	(1.7)	(0.7)	(3.5)	(2.1)
Gross revenues	$110.0	$59.0	$197.3	$149.3

(1)	Relates to realized risk management gains and losses on commodity contracts

Production revenues and gross revenues were higher in 2021 due to increases in commodity prices, which was partially offset by lower production volumes and realized risk management losses versus realized risk management gains in 2020.

Change in Gross Revenues

(millions)
Gross revenues – January 1 – June 30, 2020	$149.3
Decrease in liquids production	(16.4)
Increase in liquids prices	83.4
Decrease in natural gas production	(0.3)
Increase in natural gas prices	9.8
Decrease in realized oil risk management	(28.6)
Increase in realized natural gas risk management	0.1
Gross revenues – January 1 – June 30, 2021 (1)	$197.3

(1)	Excludes processing fees and other income.

Royalties

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Royalties (millions)	$10.9	$1.9	$16.6	$7.3
Average royalty rate (1)	10%	4%	8%	6%
$/boe	$4.90	$0.76	$3.83	$1.51

(1)	Excludes effects of risk management activities and other income.

For 2021, royalties, including the royalty rate and per boe metrics, increased from the comparable periods largely due to higher commodity prices.

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	7

Expenses

	Three months ended June 30		Six months ended June 30
(millions)	2021	2020	2021	2020
Net Operating	$30.7	$20.0	$59.0	$49.7
Transportation	4.4	2.8	8.1	9.4
Financing	8.8	9.9	18.7	21.1
Share-based compensation	$9.7	$0.3	$12.4	$1.0

	Three months ended June 30		Six months ended June 30
(per boe)	2021	2020	2021	2020
Net Operating	$13.71	$8.51	$13.62	$10.32
Transportation	1.95	1.18	1.87	1.95
Financing	3.91	4.18	4.32	4.38
Share-based compensation	$4.29	$0.07	$2.85	$0.21

Operating

A reconciliation of operating costs to net operating costs is as follows:

	Three months ended June 30		Six months ended June 30
(millions)	2021	2020	2021	2020
Operating costs	$33.9	$23.1	$64.8	$55.9
Less processing fees	(1.7)	(1.6)	(3.3)	(3.3)
Less road use recoveries	(1.5)	(1.5)	(2.5)	(2.9)
Net Operating costs	$30.7	$20.0	$59.0	$49.7

In 2021, the Company returned to normal activity levels compared to 2020 where the Company restricted discretionary spending beginning in March 2020 and through Q2 2020 as a result of the low commodity price environment. During the second quarter of 2021, the Company was impacted by high power prices, mostly due to extreme heat in several parts of North America which increased demand and, when combined with higher natural gas prices (power input cost), led to an increase in operating costs. The increase in power costs was more than offset by the increase in our natural gas revenue.

For the first six months of 2021 the Canadian Emergency Wage Subsidy (“CEWS”) program reduced operating costs by $0.3 million.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. The increase in realized prices is partially offset by additional transportation costs. In 2020, the Company had certain take-or-pay contracts terminate which led to a reduction in transportation costs in the first six months of 2021. Additionally, in the comparable period of Q2 2020, as a result of temporarily shutting in various properties in the Peace River area, transportation costs were lower. The majority of the production was brought back on-line in Q3 2020.

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	8

Financing

Financing expense consists of the following:

	Three months ended June 30		Six months ended June 30
(millions)	2021	2020	2021	2020
Interest on bank debt and senior notes	$7.0	$5.4	$12.7	$13.5
Advisor fees	0.3	4.3	1.0	6.5
Deferred financing costs	1.7	-	2.7	-
Unwinding of discount on lease liabilities	0.1	0.2	0.3	1.1
Loss (gain) on debt modification	(0.3)	-	2.0	-
Financing	$8.8	$9.9	$18.7	$21.1

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and term financing through our senior notes. Financing charges decreased from the comparable periods mainly due to lower advisor costs and lower drawn balances under the Company’s syndicated credit facility. This was partially offset by higher interest rates under the Company’s current banking agreements.

The interest rates on the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as advances on the syndicated credit facility are generally made under short-term instruments. As at June 30, 2021, 87 percent (December 31, 2020 – 87 percent) of the Company’s outstanding debt instruments were exposed to changes in short-term interest rates.

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination typically in May and November of each year. The aggregate amount available under the syndicated credit facility is $440 million which consists of a $225 million revolving syndicated credit facility and a $215 million non-revolving term loan. The revolving period under the syndicated credit facility is set at May 31, 2022, with the maturity date of both the syndicated credit facility and non-revolving term loan of November 30, 2022. Additionally, the Company has a revolving period reconfirmation date on January 17, 2022, whereby, on or prior to such date, the lenders may accelerate the end date of the revolving period to February 1, 2022. In this case, the end date of the term period would remain unchanged at November 30, 2022. Furthermore, the Company’s revolving credit facility will have a one-time adjustment to reduce our undrawn availability to $35 million at December 31, 2021. Any borrowing availability at this time in excess of that amount will be used to reduce amounts outstanding on the non-revolving term loan and senior notes.

At June 30, 2021, the carrying value of the Company’s US dollar denominated senior notes was $57.3 million (December 31, 2020 – $60.3 million). In Q1 2021, the Company repaid senior notes in the amount of US$1.1 million (CAD $1.4 million) which resulted in a decrease in the carrying value. Additionally, a stronger Canadian dollar against the US dollar at the comparable balance sheet dates contributed to a lower carrying value. Summary information on the Company’s senior notes outstanding as at June 30, 2021 is as follows:

Amount (millions)		Maturity date	Average interest rate	Weighted average remaining term (years)
2008 Notes	US$4.0	November 30, 2022	8.52%	1.4
2010 Q1 Notes	US$9.5	November 30, 2022	7.97%	1.4
2010 Q4 Notes	US$20.8	November 30, 2022	7.06%	1.4
2011 Notes	US$12.0	November 30, 2022	6.91%	1.4

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	9

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), restricted shares units (“RSUs”) granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), restricted awards granted under the Non-Treasury Incentive Award Plan (“NTIP”), Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

Share-based compensation expense consisted of the following:

	Three months ended June 30		Six months ended June 30
(millions)	2021	2020	2021	2020
RSU grants	$0.4	$0.5	$0.7	$0.8
PSU grants	2.6	-	2.8	-
DSU plan	5.7	(0.2)	7.9	0.2
Options	0.4	-	0.4	-
NTIP	0.6	-	0.6	-
Share-based compensation	$9.7	$0.3	$12.4	$1.0

In 2021, the increase in share-based compensation is largely attributed to the Company’s significant increase in our share price which closed at $4.24 per share at June 30, 2021 compared to $0.87 per share at December 31, 2020 and $1.82 per share at March 31, 2021. The majority of the increase occurred in Q2 2021.

The share price at June 30, 2021 of $4.24 (2020 – $0.57) was used in the fair value calculation of the RPSU, DSU and NTIP plan obligations. Subsequent to June 30, 2021, approximately $1.5 million of DSUs vested and were exercised and will no longer be included in future share-based compensation changes.

General and Administrative Expenses (“G&A”)

	Three months ended June 30		Six months ended June 30
(millions, except per boe amounts)	2021	2020	2021	2020
Gross	$6.7	$4.8	$13.0	$11.9
Per boe	3.00	2.02	3.01	2.46
Net	3.8	3.2	7.3	7.2
Per boe	$1.69	$1.36	$1.69	$1.50

During the comparable periods, particularly in Q2 2020, the Company implemented a number of temporary measures to reduce costs, specifically lower salaries and staff benefits in response to the low commodity price environment. Most of these temporary reductions were eliminated prior to Q2 2021 which led to the increase in G&A in 2021 compared to 2020.

For the first six months of 2021, on an absolute basis net G&A costs were comparable to 2020, however, per boe costs increased due to lower production volumes.

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	10

Restructuring and other expenses

	Three months ended June 30		Six months ended June 30
(millions, except per boe amounts)	2021	2020	2021	2020
Restructuring	$0.1	$-	$(1.9)	$0.3
Per boe	0.02	-	(0.45)	0.07
Other	0.8	2.1	(8.4)	5.0
Per boe	$0.36	$0.89	$(1.94)	$1.03

In 2021, restructuring expenses include a settlement benefit of a prior cancelled office lease that resulted in a $2.0 million recovery of previously accrued costs in the first quarter.

In 2018, the Company fully utilized available insurance coverage relating to ongoing claims against former Penn West employees arising from the Company’s 2014 restatement of certain financial results when we were known as Penn West. A claim brought by the United States Securities and Exchange Commission (“SEC”) against Penn West was previously settled. The Company had been indemnifying two former employees pursuant to indemnity agreements in connection with the claims brought by the SEC arising out of the same restatement. In 2020, the SEC reached a settlement with the two former employees.

The Company continued to accrue for, but not pay, defense costs incurred on behalf of the two former employees and in Q1 2021 agreed to a settlement to pay $6.4 million of the defense costs equally over a 30-month period beginning in April 2021. As a result of the settlement, the Company recorded a recovery of previously accrued costs in Q1 2021 within Other in the Consolidated Statements of Income (Loss).

Depletion, Depreciation, Impairment and Accretion

	Three months ended June 30		Six months ended June 30
(millions, except per boe amounts)	2021	2020	2021	2020
Depletion and depreciation (“D&D”)	$26.9	$32.3	$51.4	$76.3
D&D expense per boe	11.97	13.69	11.85	15.81

PP&E Impairment (reversal)	(312.4)	(0.6)	(311.4)	762.3
PP&E Impairment (reversal) per boe	(139.27)	(0.20)	(71.85)	158.16

Accretion	2.0	2.0	4.0	4.6
Accretion expense per boe	$0.92	$0.82	$0.94	$0.95

The Company’s D&D expense has decreased from the comparable periods, primarily due to non-cash impairment charges recorded in Q1 2020. These impairment charges were recorded mainly due to lower forecasted commodity prices and higher discount rates due to continued commodity price and market value volatility within the oil and natural gas industry.

During Q2 2021, as a result of recent improvements in forecasted commodity prices and continued positive drilling results, the Company concluded that an impairment reversal indicator was present resulting in an impairment test completed within our Cardium CGU. Upon completion of the impairment test, a $311.5 million impairment reversal was recorded.

In 2020, the Company completed impairment tests across all of our CGU’s as a result of the low commodity price environment, primarily due to the impact of the COVID-19 pandemic and concerns regarding potential supply and demand implications. This led to the Company recording $762.9 million of non-cash impairments in Q1 2020.

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	11

Taxes

As at June 30, 2021, the Company was in a net unrecognized deferred tax asset position of approximately $369.1 million (December 31, 2020 - $448.6 million). Since the Company has not recognized the benefit of deductible timing differences in excess of taxable timing differences, deferred tax expense (recovery) for the quarter is nil.

Foreign Exchange

Obsidian Energy records unrealized foreign exchange gains or losses to translate U.S. denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange gain or loss is as follows:

	Three months ended June 30		Six months ended June 30
(millions)	2021	2020	2021	2020
Realized foreign exchange loss	$-	$-	$0.3	$-
Unrealized foreign exchange loss (gain)	(0.9)	(2.7)	(1.9)	2.8
Foreign exchange loss (gain)	$(0.9)	$(2.7)	$(1.6)	$2.8

In Q1 2021, the Company repaid senior notes in the amount of US$1.1 million which resulted in the realized foreign exchange loss.

Net Income/(Loss)

	Three months ended June 30		Six months ended June 30
(millions, except per share amounts)	2021	2020	2021	2020
Net income/(loss)	$322.5	$(21.1)	$345.7	$(768.7)
Basic per share	4.33	(0.29)	4.67	(10.53)
Diluted per share	$4.23	$(0.29)	$4.57	$(10.53)

In 2021, net income was associated with the Company’s strong netback which was supported by higher oil prices. Additionally, during Q2 2021, the Company recorded a $311.5 million impairment reversal in our Cardium CGU due to higher forecasted commodity prices and strong drilling results. In Q1 2021, the Company recorded a recovery within Other in the Consolidated Statements of Income (Loss) as a result of a settlement on a previously accrued provision.

In 2020, the net loss was mainly due to non-cash, PP&E impairment charges as a result of lower forecasted commodity prices due to the impact of the COVID-19 pandemic and potential supply and demand implications.

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	12

Capital Expenditures

	Three months ended June 30		Six months ended June 30

(millions)	2021	2020	2021	2020

Drilling and completions	$12.5	$0.5	$33.6	$30.6
Well equipping and facilities	8.8	(0.2)	16.2	10.0
Land and geological/geophysical	-	0.1	0.9	0.3
Corporate	0.2	-	0.3	0.1

Capital expenditures	21.5	0.4	51.0	41.0
Property dispositions, net	-	-	-	(0.1)

Total capital expenditures	$21.5	$0.4	$51.0	$40.9

The Company began drilling our first half 2021 program in our Willesden Green play in the Cardium in December 2020 which included a total of nine wells. All wells were rig-released between December 2020 and April 2021 and all wells were on production by June 2021.

We began our second half 2021 drilling program in June, which was earlier than expected, due to favorable spring ground conditions. The first of these wells was rig released subsequent to Q2 2021 in July.

Drilling

	Six months ended June 30
	2021		2020

(number of wells)	Gross	Net	Gross	Net

Oil	11	9	12	10
Injectors, stratigraphic and service	1	-	1	-

Total	12	9	13	10

Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

The Company rig released all nine wells in our first half 2021 development program between December 2020 and April 2021. In addition to this, the Company had a minor non-operated working interest on two oil wells and one injector well that were drilled by a partner during the period.

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	13

Environmental and Climate Change

The oil and natural gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to managing the environmental impact from our operations through our environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Obsidian Energy has voluntarily entered into the Government of Alberta’s ABC program which has allowed the Company to accelerate abandonment activities, specifically on inactive properties, in a more cost-effective manner. The Company is committed to remaining in the ABC program for at least 2021 and 2022. The Alberta Government announced the suspension of spending requirements for the ABC program for 2020 and the $11 million incurred by the Company in 2020 will be applied to our 2021 program target. Additionally, operations are continuously monitored to minimize both environmental and climate change impacts and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

The Company has received ASRP grants and allocations to date of over $28 million on a gross basis, a portion of which was received in allocation eligibility as an ABC program participant. These awards have allowed the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduce our decommissioning liability. We began utilizing the ASRP grants in Q4 2020 and continued this work in Q2 2021. We will continue to utilize these grants in the second half of 2021 and throughout 2022.

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at

(millions)	June 30, 2021	December 31, 2020

Long-term debt
Syndicated credit facility	$370.0	$ 395.0
Senior secured notes	57.3	60.3
Deferred interest	2.0	-
Deferred financing costs	(5.2)	(3.5)

Total	424.1	451.8

Working capital deficiency
Cash	(2.3)	(8.1)
Accounts receivable	(60.8)	(40.8)
Prepaid expenses and other	(12.4)	(9.2)
Accounts payable and accrued liabilities	87.1	74.1

Total	11.6	16.0

Net debt	$435.7	$ 467.8

Net debt decreased compared to December 31, 2020, as commodity price increases and the Company’s lower cost structure resulted in higher netbacks and lower drawings on the syndicated credit facility.

The Company’s credit facility was classified as a long-term liability at June 30, 2021 as the term-out date is November 30, 2022, which is beyond 12 months from the reporting date.

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	14

Liquidity

The Company has a reserve-based syndicated credit facility with a borrowing limit of $440.0 million with $370.0 million drawn at June 30, 2021. For further details on the Company’s debt instruments and our recent bank amendment, please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and appropriate capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies.

On June 30, 2021, the Company was in compliance with all of our financial covenants which consisted of the following:

	Limit	June 30, 2021

Senior debt to capitalization	Less than 75%	39.2%
Total debt to capitalization	Less than 75%	39.2%

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at June 30, 2021. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings, and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)

Oil
WTI Swaps	5,500 bbl/d	July 2021	$87.41/bbl	$(0.6)

AECO Swaps
AECO Swaps	21,300 mcf/d	July – October 2021	$2.57/mcf	(2.7)

Total				$(3.3)

Refer to the Business Environment section above for a full list of hedges currently outstanding including trades that were entered into subsequent to June 30, 2021.

Based on commodity prices and contracts in place at June 30, 2021, a $1.00 change in the price per barrel of liquids of WTI would change pre-tax unrealized risk management by $0.2 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $0.3 million.

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	15

The components of risk management on the Consolidated Statements of Income (Loss) are as follows:

	Three months ended June 30		Six months ended June 30

	2021	2020	2021	2020

Realized
Settlement of commodity contracts	$(1.2)	$11.2	$(6.3)	$22.2

Total realized risk management gain (loss)	$(1.2)	$11.2	$(6.3)	$22.2
Unrealized
Commodity contracts	$(4.1)	$(12.1)	$(3.5)	$0.2

Total unrealized risk management gain (loss)	(4.1)	(12.1)	(3.5)	0.2

Risk management gain (loss)	$(5.3)	$(0.9)	$(9.8)	$22.4

Refer to the Business Environment section above for a full list of physical hedges currently outstanding including trades that were entered into subsequent to June 30, 2021.

Outlook

Obsidian Energy’s 2021 budget is based on a balanced plan to begin restoring production that was reduced during COVID-19 spending postponements combined with debt reduction from free cash flow. With the early and strong start to our 2021 development program we are increasing our production guidance and combined with stronger commodity prices, we are also modestly increasing our 2021 capital expenditures. With continued strong pricing, we expect to increase our debt repayment over our previous guidance. The increased capital expenditures result in the drilling of three additional wells in late 2021, bringing the total to 34 gross (31 net) wells, and an additional $2.6 million in optimization spending. The Company’s capital spending in 2021 will predominately focus on the Willesden Green and Pembina plays in the Cardium. As before, we still expect to have seven wells from this program come onstream in early 2022. Execution of our plan will see production growth throughout 2021 leading us into 2022 with the expectation of further production growth and greater free cash flow. Our current and previous full year 2021 guidance is presented below:

		2021 Guidance Range

Metric		Original		Revised

Average Production (1)	boe per day	23,300 – 23,800		24,000 – 24,400
Capital Expenditures	$ millions	$125-130		$133 – $138
Decommissioning Expenditures (2)	$ millions	$8		$8
Net Operating expense	$/boe	$12.70 – $13.10		$12.80 – $13.20
G&A	$/boe	$1.65 – $1.85		$1.65 – $1.85

Based on midpoint of guidance
Funds flow from operations (3)	$ millions	$160 – $195	(4)	$180 – $200	(5)
Funds flow from operations (3)	Per share	$2.18 –$2.65	(4)	$2.37 – $2.67	(5)
Free cash flow (3)	$ millions	$25 – $60	(4)	$35 – $55	(5)

Pricing assumptions
WTI range	US$/bbl	$55.00 – $65.00		$60.00 – $70.00
AECO	CAD$/mcf	$2.79		$3.19
Foreign Exchange	CAD/USD	$1.27		$1.25

(1)	Mid-point of guidance range: 10,600 bbl/d light oil, 2,650 bbl/d heavy oil, 2,150 bbl/d NGLs and 52.6 mmcf/d natural gas.
(2)	Decommissioning expenditures do not include grants and allocations to be utilized by the Company under the ASRP.
(3)

Includes the $11.3 million charge related to the DSU, PSU and NTIP cash compensation plans, which increased largely due to the Company’s significant increase in our share price which closed at $4.24 per share at June 30, 2021 compared to $0.87 at December 31, 2020.

(4)	Includes actual WTI and natural gas prices for the first quarter of 2021 Risk management (hedging) adjustments incorporated into 2021 guidance as at May 6, 2021.
(5)	Includes actual WTI and natural gas prices for the first half of 2021. Risk management (hedging) adjustments incorporated into 2021 guidance as at July 28, 2021.

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	16

This outlook section is included to provide shareholders with information about Obsidian Energy’s expectations as at July 29, 2021 for average production, capital expenditures, decommissioning expenditures, net operating expense, G&A expenses, funds flow from operations and free cash flow for 2021 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact the Company and our ability to meet our guidance, including fluctuations in commodity prices and foreign exchange rates, any decision we make to shut-in additional production or resume production from shut-in properties, the impact of the ongoing COVID-19 pandemic on supply and demand for commodities, particularly oil, our ability to qualify for and receive payments under government assistance programs, and acquisition and disposition activity.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered into to date, are based on forecasted results as discussed in the Outlook above.

			Impact on funds flow

Change of:	Change	$	millions	$	/share

Price per barrel of liquids	WTI US$1.00		5		0.07
Liquids production	1,000 bbls/day		18		0.24
Price per mcf of natural gas	AECO $0.10		2		0.03
Natural gas production	10 mmcf/day		6		0.08
Effective interest rate	1%		4		0.05
Exchange rate ($US per $CAD)	$0.01		3		0.04

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	17

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2021	2022	2023	2024	2025	Thereafter	Total

Long-term debt (1)	$-	$427.3	$-	$-	$-	$-	$427.3
Transportation	3.1	6.0	5.0	2.6	2.1	6.0	24.8
Interest obligations	14.3	27.9	-	-	-	-	42.2
Office lease	5.0	10.0	10.0	10.0	0.8	-	35.8
Lease liability	2.2	4.1	2.7	0.2	0.1	5.1	14.4
Decommissioning liability (2)	4.3	12.4	3.5	3.3	3.1	37.9	64.5

Total	$28.9	$487.7	$21.2	$16.1	$6.1	$49.0	$609.0

(1)

The 2022 figure includes $370.0 million related to the syndicated credit facility and non-revolving term loan that is due for renewal in 2022 and $57.3 million of senior notes set to mature in 2022; refer to the Financing section above for further details. Historically, the Company has successfully renewed its syndicated credit facility.

(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The revolving period of our syndicated credit facility continues to May 31, 2022, with a term out period to November 30, 2022, provided that if the lenders do not reconfirm the revolving period on January 17, 2022 the revolving period will accelerate to February 1, 2022 and the end date of the term period will continue to be November 30, 2022. In addition, the Company has an aggregate of US$46.3 million in senior notes maturing November 30, 2022. If the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that we could be required to seek to obtain other sources of financing, including other forms of debt or equity arrangements if available.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at June 30, 2021	74,850,297
Issuances under RPSU plan	2,580

As at July 29, 2021	74,852,877

Options outstanding:

As at June 30, 2021 and July 29, 2021	3,036,867

RSUs
As at June 30, 2021	1,190,990
Vested	(2,580)

As at July 29, 2021	1,188,410

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	18

Supplemental Production Disclosure

Outlined below is production by product type for each area for the three and six months ended June 30, 2021 and 2020.

	Three months ended June 30		Six months ended June 30
Daily production (boe/d)	2021	2020	2021	2020
Cardium
Light oil (bbls/d)	10,502	12,502	10,154	12,349
Heavy oil (bbls/d)	48	31	48	36
NGLs (bbls/d)	2,089	2,208	2,037	2,188
Natural gas (mmcf/d)	47	46	45	45
Total production (boe/d)	20,390	22,456	19,726	22,098

Peace River
Light oil (bbls/d)	-	-	-	-
Heavy oil (bbls/d)	2,429	1,806	2,497	2,619
NGLs (bbls/d)	3	4	3	3
Natural gas (mmcf/d)	3	2	3	4
Total production (boe/d)	2,895	2,132	2,953	3,086

Viking
Light oil (bbls/d)	170	223	164	221
Heavy oil (bbls/d)	108	36	115	40
NGLs (bbls/d)	39	36	39	37
Natural gas (mmcf/d)	3	4	3	3
Total production (boe/d)	812	880	803	855

Legacy
Light oil (bbls/d)	164	75	109	86
Heavy oil (bbls/d)	75	93	63	110
NGLs (bbls/d)	31	30	29	30
Natural gas (mmcf/d)	1	1	1	1
Total production (boe/d)	554	404	460	443

Total
Light oil (bbls/d)	10,836	12,800	10,427	12,656
Heavy oil (bbls/d)	2,660	1,966	2,723	2,805
NGLs (bbls/d)	2,162	2,278	2,108	2,258
Natural gas (mmcf/d)	54	53	52	53
Total production (boe/d)	24,651	25,872	23,942	26,482

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	19

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on April 1, 2021 and ending on June 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to the Company’s ICFR were made during the quarter.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, free cash flow, netback, net operating costs, gross revenues and net debt, included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operations and Funds Flow from Operations” above for a reconciliation of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS. Free cash flow is funds flow from operations less both capital and decommissioning expenditures. Netback is the per unit of production amount of revenue less royalties, net operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for our calculation of netbacks. Net operating costs are calculated by deducting processing income and road use recoveries from operating costs and is used to assess the Company’s cost position. Processing fees are primarily generated by processing third party volumes at the Company’s facilities. In situations where the Company has excess capacity at a facility, it may agree with third parties to process their volumes as a means to reduce the cost of operating/owning the facility. Road use recoveries are a cost recovery for the Company as we operate and maintain roads that are also used by third parties. See “Expenses – Operating” above for a reconciliation of operating costs to net operating costs. Gross revenues are production revenues including realized risk management gains and losses on commodity contracts and adjusted for commodities purchased and sales of commodities purchased and is used to assess the cash realizations on commodity sales. See “Production Revenues” above for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS. Net debt is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a calculation of the Company’s net debt.

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	20

Oil and Natural Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our belief that our plan to focus on our industry leading Cardium position offers a predictable, liquids weighted, production profile that is capable of generating sustainable value for all stakeholders; our expected 2021 development program and capital expenditures; that we expect to generate higher fourth quarter and exit 2021 production rates than achieved in 2020, while still meaningfully reducing debt levels; that with a constructive pricing environment, our program further positions us for additional production growth that generates even greater free cash flow in 2022; our intended drilling program, locations, completion and on production dates, optimization program, decommissioning activity benefit in 2021 and 2022 based on the ASRP grants; the expected re-confirmation and term out dates, as applicable, in connection with our reserve-based syndicated credit facility, the lender option date to complete a borrowing base redetermination on the credit facility, the available revolving capacity at the end of year depending on the amount drawn under the credit facility, and the maturity dates and interest rates on the senior notes; that the compliance with certain environmental legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material; that the Company continuously monitors operations to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates; that we are dedicated to managing the environmental impact from our operations through the environmental programs which include resource conservation, water management and site abandonment / reclamation / remediation; that we will remain in the ABC program for 2021 and 2022; how the ASRP will allow the Company to expand the abandonment activities, the timing thereof and staying actively engaged in these types of programs; that amounts spent in 2020 under the ABC program can be applied to our 2021 target; our hedging program; our financial outlook including our full year 2021 guidance including average production range, capital expenditures and decommissioning expenditures, net operating and G&A expense ranges, funds flow from operations and funds flow from operations per share ranges, and free cash flow ranges; and the sensitivity analysis and contractual obligations and commitments moving forward; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company’s lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than as stated herein; that the Government of Alberta will not impose oil and bitumen production quotas under its curtailment rules again in the future; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability and willingness of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the CEWS and ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders;

OBSIDIAN ENERGY SECOND QUARTER 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	21

future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to a deterioration of commodity prices and our expectations regarding when commodity prices will improve such that any remaining shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by, among other things, the COVID-19 pandemic and the worldwide transition towards less reliance on fossil fuels persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in additional production or continue existing production shut-ins longer than anticipated, whether due to commodity prices decreasing or the Alberta government reactivating its curtailment program; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or

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cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to the ongoing COVID-19 pandemic; and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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